SECURITY LAND & DEVELOPMENT CORPORATION

TENDER OFFER EXTENDED UNTIL APRIL 12, 2017

(TO PURCHASE COMMON STOCK AT $1.25 PER SHARE)

Dear Stockholder:

            I am writing to inform you that Security Land & Development Corporation has extended until April 12, 2017, the expiration date of its offer to purchase up to 2,526,247 shares (approximately 48.2% of our outstanding shares) of our common stock from our stockholders through a tender offer at a price of $1.25 per share.  The material terms of the Offer have not changed, except that the offer (and payment for tendered shares) has been extended to the new expiration date.

            We amended our Offer to Purchase dated February 7, 2017 to provide further information to help you consider the Offer.  The amended information includes, but is not limited to:

  Background and further detail concerning our Board of Directors’ consideration of the Offer, setting the offer price and their analysis of the fairness of the offer price.

  Further information including potential effects of the Offer on our Board of Directors and principal shareholders, including disclosure that two of our directors now intend to tender some of their shares.

            The Offer is explained in detail in the enclosed Amended Offer to Purchase. If you wish to tender your shares, detailed instructions on how to tender shares were contained with the original Offer.

We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is now scheduled to expire at 5:00 pm, E.D.T., on April 12, 2017, unless extended by Security Land. In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date. Neither Security Land nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

            If you have already tendered your shares, no further action is required, unless you choose to withdraw your shares.

Very truly yours,

T. Greenlee Flanagin
President